Exhibit 99.5
Date: June 14, 2010
To: Intelligroup Employees
Subject: Important Stock Option Information
On June 14, 2010, the Company announced that the Company, NTT Data Corporation and Mobius Subsidiary Corporation entered into an Agreement and Plan of Merger pursuant to which (i) Mobius Subsidiary Corporation will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Company, and (ii) Mobius Subsidiary Corporation will merge with and into the Company (the “Merger”) following the consummation of the Offer.
Pursuant to the Company’s Insider Trading policy, the quarterly, Company-wide black-out period will begin on June 16, 2010 and will continue until three days following the public announcement of the Company’s financial results for the second quarter.
Below are some FAQs addressing the treatment of Company stock options in the Merger.
This FAQ will try to answer your queries which are generic in nature. If you have any other specific question about your stock options in connection with this proposed transaction you are encouraged to seek advice from your own financial or tax advisor. You may also address your questions to Alok Bajpai at alok.bajpai@intelligroup.com.
1. What will happen to outstanding stock options as a result of the proposed Merger?
     There are two parts to the transaction with NTT Data Corporation: (i) a tender offer and (ii) a second step merger. If the tender offer is completed, at the effective time of the Merger, all options, whether or not vested or exercisable, will vest and be canceled in exchange for the right to receive an amount of cash equal to the product of (a) the excess of the Offer Price ($4.65) over the applicable exercise price per share and (b) the number of shares of common stock subject to the option, reduced by applicable withholding taxes. No action is required on the part of the option holders.
2. Can I still exercise my stock options?
     If you wish to exercise any of your vested stock options prior to June 16, 2010, you may exercise vested stock options through the normal procedures by contacting your broker or Theresa Hryniowski. You may not exercise any stock option if it is not vested.
     Note, however, that if you are an officer or you have been notified that you are currently subject to a trading blackout, your ability to exercise your vested stock options is limited and you should contact Alok Bajpai at alok.bajpai@intelligroup.com to discuss your situation.
3. Can I tender my shares of Intelligroup common stock that I own into the tender offer?
     Yes, any employee may tender any Intelligroup shares that they own into the tender offer.
4. What happens if I do not exercise my options now?
     If the Offer and Merger are completed, you will receive a cash payment as described above in Question 1.
5. What happens if I hold stock options with an exercise price that is above the offer price of $4.65?
     Options that are out-of-money (have an exercise price of more than $4.65) will automatically be canceled at the effective time of the Merger for no consideration.